December 1, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Attn: Austin Patton & Joshua Shainess

RE: Right On Brands, Inc. (the “Company”) Offering Statement on Form 1-A/A

File No. 024-12037

Ladies and Gentlemen:

In response to our telephone call with Mr. Austin Patton after the filing of our Offering Statement of Form 1-A/A filed November 4, 2022, the Company is filing a Form 1-A/A on this even date of December 1, 2022 with updated financial statements for the quarter ending September 30, 2022, which were also filed with the Company’s Form 10-Q filed November 18, 2022 as requested on the call.

The Company now provides this letter in support our Form 1A/A explaining that we have revised the dilution section per the updated net tangible book value as just reported and confirmed as of today’s date that the number of issued and outstanding shares of the Company’s common stock has remained the same, however we are correcting a scrivener’s error in our previous 1-A/A where we reported the issued and outstanding as 5,773,687,526, which has been replaced with the correct issued and outstanding of 5,773,087,526. We confirmed our revised dilution calculation was done with the correct number of issued and outstanding common stock.

If you have any questions regarding this submission, please do not hesitate to call Milan Saha, the Company’s counsel, at (646) 397-9056 or (518) 478-4208.

Very truly yours,

Right On Brands, Inc.

By: /s/ Jerry Grisaffi

Name: Jerry Grisaffi

Title: Chief Executive Officer